Exhibit 99.8
News release via Canada NewsWire, Calgary 403-269-7605
Attention Business Editors: Petroflow Energy Ltd. announces expanded role for Chairman
          NOT FOR DISSEMINATION IN THE UNITED STATES OF AMERICA.
          CALGARY, May 2 /CNW/ — Petroflow Energy Ltd. (“Petroflow”) is pleased to announce an expanded role for our Chairman; Mr. Richard W. Clark. Mr. Clark will take a more active role in identifying market opportunities for the Company and in providing guidance on regulatory matters. In connection with his new duties, Mr. Clark has been granted 68,000 stock options having an exercise price of CDN$2.37 expiring 5 years from the date of grant. As well, he will be paid a monthly retainer of $5,000. Mr. Clark is a corporate finance/mergers and acquisitions partner at the law firm Gowling Lafleur Henderson LLP and has practiced law since 1991, focusing primarily in the oil and gas industry. Mr. Clark has significant experience in the growth and financing of royalty trusts, income funds and emerging oil and natural gas companies. Mr. Clark has been the founder of a number of public oil and gas companies and is currently a director of Shiningbank Energy Income Fund, Fairwest Energy Corporation, and a number of other private companies.
          Not for dissemination in the United States of America. This announcement is not an offer of Petroflow’s shares in the United States. Petroflow’s shares have not been and will not be registered under the U.S. Securities Act and have not been and will not be offered or sold in the United States except in transactions exempt from the registration requirements of that Act.
The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.
%SEDAR: 00003294E
          For further information: John Melton, President and Chief Executive Officer at (504) 453-2926; or Duncan Moodie, Chief Financial Officer at (403) 539-4311 (PEF).
CO: Petroflow Energy Ltd.
CNW 16:38e 02-MAY-07